AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital under Rule 15c3-1

December 31, 2016

Net Capital

Total stockholder's equity	$	62,001
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		7,378
Net capital before haircuts on securities		54,623
Haircuts on securities:		
Securities owned, at fair value		3,020
Net capital		51,603

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	46,603
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	45,603
Aggregate indebtedness	$	—
Percentage of aggregate indebtedness to net capital		—%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2016 filed by Avanti Securities Corporation in its Form X-17a-5, Part IIA on January 9, 2017.

See accompanying report of Independent Registered Public Accounting firm.